SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                         FOR THE MONTH OF NOVEMBER, 2004

                               -----------------

                          ROGERS COMMUNICATIONS INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                              333 BLOOR STREET EAST
                                  10TH FLOOR
                            TORONTO, ONTARIO M4W 1G9
                                     CANADA
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F          | |           Form 40-F          |X|


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                |_|           No                 |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



ROGERS COMMUNICATIONS INC.


By:     /s/ Graeme McPhail
        ------------------------------------------------
        Name:  Graeme McPhail
        Title: Vice President, Associate General Counsel


Date:  November 30, 2004

                                 EXHIBIT INDEX

Exhibit Number      Description
-------------       -----------

99.1 Press release issued by Rogers Wireless Communications Inc. and Rogers Communications Inc. on November 30, 2004

99.2 Press release issued by Rogers Communications Inc. and Rogers Cable Inc. on November 30, 2004